NO ACT

DC
PE
3-19-10

Act: 1934
Section: 15d
Rule:
Public
Availability: 3/24/2010

March 24, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>


Received SEC
MAR 2 4 2010
Washington, DC 20549
10011113

Re: GrandSouth Bancorporation
Incoming letter dated March 19, 2010

Based on the facts presented, the Division will not object if GrandSouth Bancorporation stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that GrandSouth Bancorporation has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, GrandSouth Bancorporation will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2010

Mail Stop 4561

Suzanne Hulst Clawson
Haynsworth Sinkler Boyd, P.A.
1201 Main Street, 22nd Floor
Post Office Box 11889
Columbia, South Carolina 29201-3232

Re: GrandSouth Bancorporation

Dear Ms. Clawson:

In regard to your letter of March 19, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

COLUMBIA | CHARLESTON FLORENCE GREENVILLE

Haynsworth Sinkler Boyd, P.A. | ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
WEBSITE www.hsblawfirm.com

SUZANNE HULST CLAWSON
DIRECT DIAL NUMBER (803) 540-7819
EMAIL sclawson@hsblawfirm.com

Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

March 19, 2010

Via email: cfletters@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *GrandSouth Bancorporation- Commission File No. 000-31937*

Ladies and Gentlemen:

On behalf of our client, GrandSouth Bancorporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance confirm that it concurs in the Company's view that the effectiveness of its registration statement on Form S-8 during the year ending December 31, 2009 would not preclude the Company from using Rule l2h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission periodic and current reports required by Sections 13(a) and l5(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which year the Form S-8 was required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "1933 Act") (i.e., the fiscal year ending December 31, 2009). Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file an Annual Report on Form 10-K for the year ended December 31, 2009. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to complete the filing of a Form 15 to discontinue its reporting obligations under Section 13(a) and 15(d) of the Exchange Act prior to the filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2009.

Factual Background

The Company is the bank holding company for GrandSouth Bank, a community bank headquartered in Greenville, South Carolina (the "Bank"), and engages in no business except through the Bank. The Company registered its common stock pursuant to Section 12(g) of the Exchange Act by filing a Form 8-A with the Commission on November 13, 2000. As of the date of this letter, the Company has filed all reports required by Section 13(a) of the Exchange Act, and is current in all of its Exchange Act filings.

Filing of Form S-8 and subsequent termination thereof

On November 9, 2005, the Company filed a registration statement on Form S-8 (File No. 333-129580), registering 395,959 shares of the Company's common stock for issuance pursuant to the exercise of stock options under the GrandSouth Bancorporation 1998 Stock Option Plan (the "1998 Plan"). The registration statement also covered such indeterminate number of additional shares as might become issuable to prevent dilution in the event of stock splits, stock dividends, or similar transactions pursuant to the terms of the Plan. The Company has subsequently issued stock dividends, and the number of shares subject to the Plan has been adjusted accordingly. The 1998 Plan has now terminated according to its terms, and no further options may be issued thereunder.

Nineteen employees and directors of the Company currently hold exercisable options issued under the 1998 Plan. No options were exercised under the 1998 Plan in 2009. On December 18, 2009, the Company filed Post-Effective Amendment No. 1 to the registration statement on Form S-8 for the purpose of terminating the registration of all shares remaining available for issuance pursuant to the 1998 Plan, which amendment was effective immediately upon filing.

The Company has not filed any 1933 Act registration statements other than the Form S-8 discussed above.

Going private transaction

Over the past two years, management of the Company became increasingly concerned over the estimated costs of compliance with the Company's periodic filing requirements under the Exchange Act, and especially with the anticipated pending costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002. Management believed that the Company and its shareholders received little benefit from being a public company given its small size and the fact that an active market does not exist for its common stock. After careful consideration, the Company's board of directors concluded that the benefits of remaining a public company were outweighed by the burdens and expenses associated with periodic reporting.

On September 29, 2009, the Company filed a preliminary proxy statement and a companion Schedule 13E-3 relating to a special meeting of shareholders at which the Company's shareholders would be asked to vote on a reclassification of the common stock for the purpose of reducing the number of record holders of common stock below 300 and thus discontinuing the Company's obligation to file periodic reports under the Exchange Act. The reclassification provided for all holders of 2,001 or more shares of common stock to continue to hold their common stock, and for all holders of fewer than 2,001 shares of common stock to be issued, on a one-for-one basis, shares of a newly created Series A Preferred Stock (the "Series A Preferred Stock") in exchange for their common stock. The principal differences between the Series A Preferred Stock and the common stock are that (i) whereas the common stock has unlimited voting rights, the Series A Preferred Stock has limited voting rights, which entitle it to vote only on any merger, share exchange, or consolidation or other business combination after which the Company's shareholders would not continue to own more than 50% of the surviving entity, a sale of substantially all of the Company's assets, or as required by law; and (ii) the Series A Preferred Stock is entitled to a 5% premium on any dividends paid on the Company's common stock. (As a practical matter, the Company's ability to pay dividends is subject to the Company's subsidiary bank's ability to pay a dividend which may be subject to contractual, regulatory and statutory limitations.) Only the Series A Preferred Stock will be issued in the reclassification.

The proxy statement and Schedule 13E-3 filings received a full review from the Staff and were amended in response to the Staff's comments. During the course of this review, the Staff requested, and the Company provided, a legal analysis as to why the common stock and the new series of preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Exchange Act, as well as an opinion of counsel that the Company's existing common stock and the new series of preferred stock are separate classes of securities under South Carolina state law. A copy of the legal opinion is attached to this letter as Appendix A. All of the references to Series A Preferred Stock in this letter are to the same class and series, and the Series A Preferred Stock discussed in this letter is also the same as the Series A Preferred Stock discussed in the legal opinion attached as Appendix A.

We are also of the opinion that the Company's common stock and the Series A Preferred Stock are separate classes of securities for purposes of Section 15(d) of the Exchange Act. Section 15(d) provides that a "'class' shall be construed to include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges." The Company's common stock and the Series A Preferred Stock have different rights and privileges, including different voting rights and dividend rights, as outlined above. This interpretation of the term "class" is also consistent with the Commission's use of that term for purposes of registration under Section 12(b), under which Rule 12d1-1(d) provides that "if a class of security is issuable in two or more series with different terms, each such series shall be deemed a separate class." Because of the differences in the rights and privileges between the two, we are of the opinion that the Company's common stock and Series A Preferred Stock are different classes of securities for purposes of Section 15(d) of the Exchange Act.

The Company acknowledges that any action taken by the Staff in response to this letter requesting relief from Rule 12h-3(c) will not be construed as an opinion or any other view by the Staff that the Company's common stock and its new class of preferred stock are separate and distinct classes of equity securities under either Section 12 or 15(d) of the Exchange Act or under South Carolina state law.

After being informed by the Staff that it had no further comments on the filings, the Company filed a definitive proxy statement on December 16, 2009 relating to the special meeting of shareholders to be held on January 20, 2010. The definitive proxy statement, among other things, disclosed to shareholders that the purpose of the proposed reclassification is to position the Company to discontinue its Exchange Act reporting requirements and thereby benefit from the cost savings that would result. Pursuant to South Carolina law, shareholders have dissenters' rights with respect to the proposed reclassification.

The reclassification was approved by the requisite vote of shareholders at the special meeting, and the Company filed articles of amendment to its articles of incorporation to effect the reclassification on February 12, 2010. Seven holders of an aggregate of 10,239 shares of the common stock have given the Company notice that they intend to exercise their dissenters' rights. Upon the filing of the articles of amendment, 281,044 shares of the Company's common stock held by 402 record shareholders were converted into an equal number of shares of Class A Preferred Stock, and 3,292,651 shares of the Company's common stock remained outstanding and are held by 156 record shareholders. No commission or other remuneration was or will be paid or given directly or indirectly for soliciting such exchange. Accordingly, the Company relied upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933 (the "Securities Act") in connection with the issuance of the Class A Preferred Stock, which generally provides for an exemption where securities are exchanged by an issuer with its existing security holders exclusively where no consideration is paid or given, directly or indirectly, for soliciting the exchange. On February 12, 2010, the Company filed an amended Schedule 13E-3 to report the results of the reclassification.

For several years the Company's common stock has been quoted on the OTCBB under the symbol GRRB.OB by one or more brokers acting on their own initiative. Trades have been historically low in volume and have been sporadic. Since the effective date of the recapitalization, trades have only been reported for six of 24 trading days with aggregate sales of 25,300 shares (0.77% of outstanding shares) through noon today.

Rule 12g-4 termination of registration

As a result of the reclassification, the number of record holders of the Company's common stock was reduced to 156, which entitled the Company to deregister its common stock under Section 12 of the Exchange Act pursuant to Rule 12g-4(a) under the Exchange Act.

Under Rule 12g-4(a) of the Exchange Act, an issuer is entitled to terminate its registration of a class of securities under the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. Pursuant to Rule 12g-4(b), the issuer's duty to file reports required under Section 13(a) is suspended immediately upon filing of the necessary certification on Form 15. Because the Company's reclassification resulted in the number of record holders of the Company's common stock being reduced to 156, the Company met the requirements of Rule 12g-4(a), and the Company filed a Form 15 to deregister its common stock pursuant to Rule 12g-4(a) on February 12, 2010. Pursuant to Rule 12g-4(b), the Company's duty to file reports required under Section 13(a) solely because of the registration of its common stock under Section 12(g) of the Exchange Act was suspended immediately upon the Company's filing of the Form 15. However, the Company continues to have a reporting obligation under Section 15(d) of the Exchange Act with respect to its common stock.

The Company currently has outstanding, in addition to its common stock and the Series A Preferred Stock, its Series T Preferred Stock, Series T-2 Preferred Stock, and Series W Preferred Stock. All of the shares of the Series T, Series T-2 and Series W Preferred Stock are held by the U.S. Department of the Treasury. In addition, the Company has outstanding its floating rate junior subordinated trust preferred debentures due in 2036 (the "Debt Securities"), all of which are owned by GrandSouth Capital Trust I, a Delaware business trust sponsored by the Company, which has issued Common Securities to the Company and Capital Securities to one record holder. The Debt Securities were issued pursuant to an Indenture, dated as of May 10, 2006 (the "Indenture"). Neither the Indenture nor any documents related thereto require the Company to submit, provide, or file reports under the Exchange Act with the Commission or the Indenture trustee, and the Company will not do so on a voluntary basis or otherwise.

The Company does not have any other outstanding securities. Since deregistration pursuant to Rule 12g-4(a) , as described above, no class of the Company's securities is registered, or is required to be registered, under Section 12 of the Exchange Act. Other than its common stock, the Company does not have any class of security, including any class of debt security, that would require reporting under Section 15(d) of the Exchange Act.

The Company seeks to rely on Exchange Act Rule 12h-3 to suspend its reporting obligations under Section 15(d) of the Exchange Act. Rule 12h-3 allows an issuer who meets the conditions set forth in the rule to suspend its reporting obligations under Section 15(d) immediately upon filing of a Form 15. The Company satisfies all of the requirements of Rule 12h-3(a) and (b) for suspension of its reporting obligations under Section 15(d), in that, (i) the Company has filed all reports required under Section 13(a) of the Exchange Act, without regard to Rule 12b-25, since it became subject to such reporting requirements in 2000, (ii) the Company is current in its reporting obligations through the date of this request, and (iii) the Company's common stock is held of record by less than 300 persons. However, subsection (c) of Rule 12h-3 renders the suspension of reporting obligations inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. Accordingly, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's previously filed Form S-8 was automatically updated upon the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2008.

Discussion

Suspension of Reporting Obligations under Rule 12h-3

We respectfully submit to the Staff that, if the Company files a Form 15 to suspend its reporting obligations under Section 15(d) before the due date of its Form 10-K for the year ended December 31, 2009, Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file its Annual Report on Form 10-K for the year ended December 31, 2009 merely because the registration statement on Form S-8 identified above was required to be updated pursuant to Section 10(a)(3) of the Securities Act.

The purpose of Rule 12h-3 is to permit an issuer to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3 is not always justified by public policy reasons. In the proposing release for Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply," and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983).

The Company submits that if the purpose of Rule 12h-3(c) is to provide the investing public complete information about the issuer's activities through the end of the year in which the issuer makes a public offering, requiring the Company to continue to report under the Exchange Act would not further that purpose since no sales occurred under the Form S-8 during 2009.

Furthermore, notwithstanding the withdrawal and termination of the registration statement on Form S-8, the holders of options issued pursuant to the 1998 Plan will not be disadvantaged by the absence of periodic reports under the Exchange Act. As noted above, the holders of existing options are current employees and directors. As such, they have access to information about the

Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any options.

The Commission further acknowledged in Release No. 34-20263 that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed . . . ." *Id.* Preparation of a Form 10-K for the year ended December 31, 2009 would be expensive and time-consuming for management, and the Company does not believe that the benefit of preparing and filing the Form 10-K would be commensurate with the burdens and costs of such preparation and filing. Furthermore, being required to file the Form 10-K would contravene the reasons for the Company's engaging in the going-private transaction.

The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Mountain Valley Bancshares, Inc. (available March 30, 2009); Metro One Telecommunications (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); Planet Technologies, Inc. (available February 7, 2008); and Bausch & Lomb Incorporated (available November 6, 2007).

More specifically, the Staff has indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3). *See e.g.*, I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008). That finding is squarely on point with respect to the Company's request as set forth herein. The Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Mountain Valley Bancshares, Inc. (available March 30, 2009); Metro One Telecommunications (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); Planet Technologies, Inc. (available February 7, 2008); and Bausch & Lomb Incorporated (available November 6, 2007).

The Staff has granted no action relief in instances in which the issuers had fewer than 300 record holders of common stock, and were, thereby entitled to deregister their common stock under Section 12 of the Exchange Act pursuant to Rule 12g-4(a). *See e.g.*, International Wire Group, Inc. (available November 6, 2010); Mountain Valley Bancshares, Inc. (available March 30, 2009);

Craftmade International, Inc. (available January 27, 2010); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008).

In particular, Mountain Valley Bancshares, Inc. (available March 30, 2009) involved a reclassification for the purpose of going private very similar to the GrandSouth transaction. Like GrandSouth, Mountain Valley issued shares of its preferred stock to fewer than 500 record holders in exchange for its outstanding common stock, which reduced the number of record holders of its common stock below 300. (Mountain Valley had 234 record holders of its common stock after the reclassification, in comparison with only 156 record holders of GrandSouth's common stock after its reclassification.) The Staff concurred in allowing Mountain Valley to rely on Rule 12h-3 to suspend its reporting obligations notwithstanding the fact that it had effective registration statements that had been filed during the current fiscal year.

Furthermore, Rule 701 of the Securities Act will permit the Company to offer and sell securities pursuant to its employee stock incentive plans in compliance with Rule 701 once the Company terminates its reporting status. *See* NewCity Communications, Inc. (available October 6, 1988). After the Company ceases to be a reporting company, the issuance of securities pursuant to the 1998 Plan will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The 1998 Plan satisfies the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be deemed restricted securities under Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of its option holders, that shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.*, International Wire Group (available November 6, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008).

Exclusion of Options from Calculation of Security Holders under Rule 12h-3

We believe that it is appropriate to exclude the holders of options to purchase the Company's common stock from the calculation of the number of holders of record of the common stock under Rule 12h-3 because of (i) policy considerations expressed by the SEC and (ii) the policy behind, and the provisions of, Rule 12h-1(f) and (g), which are expressed below. *See also* Consonus Technologies, Inc. (available November 10, 2008).

In the release adopting the exemptions provided by Rule 12h-1(f) and Rule 12h-1(g), the

SEC stated that "stock options, including stock options issued to employees under stock option plans, are a separate class of equity security for purposes of the Exchange Act." Exchange Act Release No. 34-56887, December 3, 2007.

In a release relating to advance notice of rulemaking with respect to threshold criteria for requiring Exchange Act reporting by small issuers, the SEC further stated that the registration requirement of Exchange Act Section 12(g) is aimed at issuers with "sufficiently active trading markets and public interest [that they] consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 34-23407, July 8, 1986.

Because the SEC treats options as a separate class of equity security for purposes of the Exchange Act, the Company's options should not be included in the calculation of the number of record holders of the Company's common stock for purposes of determining the Company's ability to rely on Rule 12h-3. In addition, there is no market for the options, they are not traded on any exchange, and they are subject to significant restrictions on transferability. As a result, there is no active investor interest in the options. Finally, there are currently only 20 holders of outstanding options (including options held under both the Company's 2008 and 1998 Stock Option Plans) to purchase the Company's common stock, which, when added to the 156 current record holders of the Company's outstanding common stock, would still be far below 300.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in the Company's view that the effectiveness of the Registration Statement on Form S-8 (File No. 333-129580), which was required to be updated pursuant to Section 10(a)(3) of the Securities Act during 2009, would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend its obligation to file current and periodic reports under Section 15(d) of the Exchange Act, including suspension of its duty to file an Annual Report on Form 10-K for the year ended December 31, 2009. Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file such reports.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting the suspension of the Company's obligation under Section 15(d) of the Exchange Act to file current and periodic reports required by Section 13(a) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Haynsworth Sinkler Boyd, P.A. | ATTORNEYS AND COUNSELORS AT LAW

We note that, in the absence of the Company's ability to rely on Rule 12h-3 to exempt it from the reporting obligations of Section 15(d) of the Exchange Act (or similar exemptive relief), the Company would be required to file its Annual Report on Form 10-K by March 31, 2010. If the Company will be required to file a 2009 Form 10-K, it will need to begin work on the Form 10-K, and will need to advise its independent registered accounting firm in the near future so the Company can be scheduled along with the accounting firm's other reporting companies. Accordingly, any assistance that the Staff could provide in responding to this no-action request as early as possible would be greatly appreciated.

If the Staff has any questions concerning this request or requires additional information, please contact me at (803) 540-7819 or via email at sclawson@hsblawfirm.com, or Chip King at (803) 540-7818 or via email at cking@hsblawfirm.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting this letter by email.

Very truly yours,



Suzanne Hulst Clawson

COLUMBIA | CHARLESTON FLORENCE GREENVILLE

Haynsworth
Sinkler Boyd, P.A. | ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
WEBSITE www.hsblawfirm.com

APPENDIX A

November 2, 2009

GrandSouth Bancorporation
381 Halton Road
Greenville, South Carolina 29607

Re: Rule 13E-3 Transaction (GrandSouth Bancorporation)

Ladies and Gentlemen:

We have acted as counsel to GrandSouth Bancorporation, a South Carolina corporation (the "Company"), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, related to proposed amendments to the Company's Articles of Incorporation providing for the reclassification (the "Reclassification") of certain shares of the Company's common stock (the "Common Stock"), no par value, to shares of the Company's proposed new series of Series A Preferred Stock (the "Series A Preferred Stock"), no par value, which is designed to reduce the number of shareholders of record of the Company's common stock below 300.

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock and Series A Preferred Stock constitute separate classes of stock under South Carolina law. We have reviewed the current designations of the Common Stock and previously authorized preferred stock as set forth in the Company's Articles of Incorporation, as amended, and described in the Company's preliminary proxy statement filed with the Commission under cover of Schedule 14A, as amended (the "Proxy Statement"), and the designations of the Common Stock and the Series A Preferred Stock as set forth in proposed Articles of Amendment to the Company's Articles of Incorporation attached as Appendix A to the Proxy Statement (the "Articles of Amendment"). We have also reviewed applicable provisions of the South Carolina Business Corporation Act (the "SCBCA"), and such other sources and documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on certificates of the officers of the Company.

SCBCA Analysis

Under Section 33-6-101(a) of the SCBCA, a South Carolina corporation's articles of incorporation must:

> "...prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles

of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation...."

Section 33-6-102(a) of the SCBCA provides that if a corporation's articles of incorporation so provide:

"...the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights (within the limits set forth in Section 33-6-101) of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class before the issuance of any shares of that series."

Article Three of the Company's Articles of Incorporation, as previously amended, authorizes 20,000,000 shares of common stock, no par value per share (the "Common Stock"), and 20,000,000 shares of preferred stock, no par value per share, and further authorizes the board of directors to "determine, in whole or part, the preferences, limitations, and relative rights (within the limits set forth in Section 33-6-101 of the South Carolina Business Corporation Act) of one or more series within the class of preferred stock before the issuance of any shares of that series." Of the 20,000,000 authorized shares of preferred stock, Article Three designates 9,000 as Fixed Rate Cumulative Perpetual Preferred Stock, Series T, and 451 shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series W. The Series T and Series W Preferred Shares were authorized by the Company's board of directors in connection with the Company's participation in the U. S. Department of the Treasury's Capital Purchase Program under the Emergency Economic Stability Act of 2008. In connection with the Reclassification, the board of directors has authorized the Company to file the Articles of Amendment to establish and authorize 500,000 shares of a new Series A Preferred Stock with the relative rights, preferences and other terms as described therein.

Section 33-6-101(b) of the SCBCA requires that the Company's Articles of Incorporation authorize:

"(1) One or more classes of shares that together have unlimited voting rights; and

(2) One or more classes of shares (which may be the same class or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution."

Under Section 33-7-210 of the SCBCA, unless otherwise provided by a corporation's articles of incorporation, each outstanding share is entitled to one vote on each matter voted on at a shareholders meeting. Because the Company's Articles of Incorporation do not provide otherwise, the outstanding shares of Common Stock are entitled to one vote on each matter voted on at a shareholders' meeting. Accordingly, the outstanding shares of Common Stock have unlimited voting rights. Pursuant to the Articles of Amendment, the Class A Preferred Stock will have limited voting rights (being only those voting rights required by law and the right to vote upon any proposal for a Change in Control, as defined in the Articles of Amendment).

Upon dissolution of the Company, as set forth in the Articles of Amendment and in the articles of amendment previously filed to set the terms of the Series T and Series W Preferred Stock, the holders of the Common Stock and the holders of the Class A Preferred Stock would be subordinate to the preferences of the holders of the Series T and Series W Preferred Stock, but the holders of the Common Stock and the holders of the Series A Preferred Stock would share ratably with each other in the net assets of the Corporation based on their respective number of shares, regardless of class or type, based on an assumed conversion of the Class A Preferred Stock into shares of Common Stock on the basis of one for one. Therefore, the Company's Common Stock satisfies the requirements set forth in Section 33-6-101(b) of the SCBCA because the holders of the Common Stock have unlimited voting rights and, together with the holders of the Series A Preferred Stock, are entitled to receive the net assets of the Company upon dissolution.

Section 33-6-101(c) of the SCBCA provides that a corporation's articles of incorporation may authorize one or more classes of shares that:

"(1) have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by [the SCBCA]

(2) are redeemable or convertible as specified in the articles of incorporation:

(i) at the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event;

(ii) for cash, indebtedness, securities, or other property; or

(iii) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(3) entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and

(4) have preference over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation."

Section 33-6-101(d) provides that the foregoing list of designations, preferences, limitations, and relative rights of share classes is not exhaustive, and the Comments to Section 33-6-101 of the SCBCA indicate that the foregoing is simply a list of the "principal features that are customarily incorporated into classes of shares." The comments to Section 33-6-101 further note that this section "authorizes the creation of new or innovative classes of shares without limitation or restriction," and that the section "is basically enabling rather than restrictive since corporations often find it necessary to create new and innovative classes of shares for a variety of reasons...." The proposed Class A Preferred Stock includes several of the foregoing features, which distinguish it from the Common Stock. These distinguishing features of the Class A Preferred Stock and Common Stock are described below:

Voting Rights. Except as required by law, the holders of the Class A Preferred Stock have limited voting rights, and are entitled to vote only upon a proposal for a Change in Control, as defined in the Articles of Amendment. Such limited voting rights of the Series A Preferred Stock contrast with the unlimited voting rights afforded to the holders of the Common Stock. For example, holders of Common Stock have (and holders of Series A Preferred Stock do not have), the right to vote on (i) the election of directors of the Company, (ii) the adoption of stock incentive plans, and (iii) most charter amendments. The "except as required by law" clause refers to the provisions of the SCBCA that permit a class of shares that is designated to be nonvoting to vote, as a separate voting group:

(i) on amendments to the articles of incorporation if the amendment would:

(1) increase or decrease the aggregate number of authorized shares of the class:

(2) effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

(3) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class;

(4) change the designation, rights, preferences, or limitations of all or part of the shares of the class;

(5) change the shares of all or part of the class into a different number of shares of the same class;

(6) create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class;

(7) increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class:

(8) limit or deny an existing preemptive right of all or part of the shares of the class: or

(9) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

(ii) on a plan of merger if the plan contains a provision that, if contained in a proposed amendment to the articles of incorporation as set forth in (i) above would require action by separate voting groups; and

(iii) on a plan of share exchange by each class or series of shares included in the exchange.

See SCBCA Sections 33-10-104 and 33-11-103.

The Articles of Amendment define a Change of Control as:

"consummation of (i) a merger, share exchange, consolidation or other business combination of the corporation with any other "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) or affiliate thereof, other than a merger, share exchange, consolidation or business combination that would result in the outstanding Common Stock of the corporation immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into common stock of the surviving entity or parent or affiliate thereof) more than fifty percent (50%) of the outstanding common stock of the corporation or such surviving entity or parent or affiliate thereof outstanding immediately after such merger, share exchange, consolidation or business combination; or (ii) an agreement for the sale or disposition by the corporation of all or substantially all of the corporation's assets.

Convertibility. Pursuant to Section 6 of the Articles of Amendment, shares of the Class A Preferred Stock will automatically convert into shares of Common Stock, on the basis of one share of Common Stock for each share of Series A Preferred Stock, immediately prior to consummation of any Change of Control of the Company. The conversion of the Preferred Stock into Common Stock is contingent upon the effectiveness of the Change of Control. The Common Stock is not subject to any convertibility feature.

Section 33-6-101(c)(2) of the SCBCA specifically provides that a corporation's articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 33-6-103(a) of the SCBCA provides:

> "A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled."

Accordingly, issued shares of a convertible class of stock are deemed under the SCBCA to be outstanding shares of the convertible class of stock until they are converted. Stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Series A Preferred Stock will be a separate class of stock from the Common Stock under the SCBCA until such time as they are converted.

Moreover, the right to convert the Series Preferred Stock to Common Stock is limited solely to the occurrence of a Change of Control of the Company, an occurrence which (given their status relative to total outstanding voting shares of the Company) the holders of the Series A Preferred Stock will be unable to cause unilaterally. In light of the limited application of the conversion rights of the Series A Preferred Stock, holders of the Series A Preferred Stock could not be said to enjoy substantially similar rights and privileges to those enjoyed by the holders of Common Stock.

Dividend Rights. Pursuant to Section 4 of the Articles of Amendment, holders of the Series A Preferred Stock will be entitled to a preference in the distribution of dividends, when, as and if declared by the Board of Directors, and will receive out of any assets of the Company legally available therefor, cash dividends in a per share amount equal to 105% of that declared on shares of Common Stock prior to the payment of any dividends to the holders of the Common Stock.

Section 33-6-101 of the SCBCA does not require that different classes of a corporation's stock have significantly different features or characteristics in order to be deemed separate classes. Section 33-6-101(a) of the SCBCA merely requires that the articles of incorporation "prescribe a distinguishing designation for each class." Accordingly, under the SCBCA, different classes of a corporation's stock may be distinguished by simply providing distinguishing titles for the classes, such as "Common Stock," "Class A Common" or "Series A Preferred Stock." Moreover, under Sections 33-6-101(c) and (d) of the SCBCA, a South Carolina corporation's articles of incorporation may authorize "one or more classes of shares" that have the various features described under those provisions. Accordingly, Section 33-6-101 of the SCBCA specifically contemplates that different classes of stock may have similar fundamental characteristics. Although

Haynsworth Sinkler Boyd, P.A. ATTORNEYS AND COUNSELORS AT LAW

some of the characteristics of the Common Stock and the Series A Preferred Stock are the same or similar, several fundamental characteristics are different, including voting rights, dividend preferences, and convertibility.

Opinion

Based on the foregoing, it is our opinion that, upon the filing of the Articles of Amendment, the Common Stock and the Class A Preferred Stock will represent separate classes of securities of the Company under South Carolina law.

We express no opinion as to matters under or involving the laws of any jurisdiction other than the laws of the State of South Carolina.

Haynsworth Sinkler Boyd, P. A.

By: 
Suzanne Hulst Clawson